Exhibit 14.1

SENSATA CODE OF CONDUCT

ADOPTED MARCH 16, 2007

INTRODUCTION:

The Sensata Technologies Code of Conduct is intended to provide all employees with standards of conduct that apply to our business.

Sensata Technologies’ work environment, corporate identity and partnerships are built upon a strong foundation of steadfast adherence to the highest of ethical standards. The Sensata name must bring to mind honesty, integrity and trust for all employees, customers, partners and vendors, globally.

Our reputation and continued success depend on these principles. We must remain committed to fulfilling our business obligations guided by these principles without breaching our integrity. We strive to achieve the highest business and personal ethical standards as well as compliance with the laws that apply to our business.

A Code of Conduct cannot anticipate every situation that may surface and some ethical issues may arise that are not explicitly covered within the Code. Therefore, all Sensata employees are responsible for exercising good judgment, including seeking guidance when appropriate, when making decisions. All Sensata employees are expected to conduct themselves with a high degree of integrity and adhere to acceptable business practices at all times.

Together, we can establish, uphold and continue to improve upon our values by committing ourselves to:

•	excellent decision making

•	treating people with respect and fairness

•	using sound judgment

•	open communication

•	observing all Sensata policies, procedures and safety rules

•	treating all Sensata employees, customers, vendors, neighbors and business partners with respect

•	conducting all business transactions honestly, ethically and abiding by local, state and national law

•	creating and sustaining a work environment free from violence, intimidation and sexual harassment

These business values apply to all Sensata directors, officers and employees and our diligence will promote honest and ethical conduct in all business dealings including:

•	Ethical management of actual or apparent conflicts of interest between personal and professional relationships

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Full, fair, accurate, timely and understandable disclosure in all reports and documents that Sensata files with or submits to the United States Securities and Exchange Commission (“SEC”) and in other public communications

•	Full compliance with applicable governmental laws, rules and regulations

•	The prompt internal reporting of any violations of the Sensata Code of Conduct

•	Vigilance in our accountability for adherence to the Sensata Code of Conduct

No Sensata director, officer or employee has the authority to order, direct, request or even influence another employee to violate the Sensata Code of Conduct or the law. Therefore, no employee will be excused for violation of the Sensata Code of Conduct or the law at the request or direction of another employee. Any attempt by an employee to make another employee violate the Sensata Code of Conduct or the law, whether successful or not, is itself a violation of the Sensata Code of Conduct and may be a violation of the law.

The Sensata Code of Conduct will be made available to all employees via hardcopy postings at each site, and electronically on the Sensata Intranet Portal and our external Internet site (www.sensata.com).

SENSATA CODE OF CONDUCT:

The principles outlined in the Sensata Code of Conduct will be recognizable, for they reflect the fundamental values of fairness and integrity that are part of our daily lives.

Again, the Sensata Code of Conduct is not comprehensive and is not intended to cover every applicable law or Sensata policy, nor should it be expected to provide answers to all questions that might arise. Instead, we must ultimately rely on our good sense of what is right, including a sense of when it is proper to seek guidance from others on the appropriate course of conduct. If you are confronted with situations not covered by the Sensata Code of Conduct, or you have questions regarding the matters addressed in the Sensata Code of Conduct, you are urged to consult with your manager, Human Resources business manager, Senior Vice President of Human Resources, Security Director or the Law Department, as appropriate. Please note that the information provided in the Sensata Code of Conduct does not amend or supersede the explicit terms of any more restrictive company policy.

I. Fair Dealing

Sensata does not seek to gain any advantage through the improper use of favors or other inducements. You must exercise good judgment to avoid misinterpretation and adverse effect on the reputation of the company or its employees. Offering, giving, soliciting or receiving any form of bribe or kickback is strictly prohibited.

A. Conflicts of Interest. A conflict of interest occurs if you allow the possibility of personal gain to influence, or appear to influence, your judgment in the conduct of Sensata business. Business decisions and actions must be based on the best interests of the company and cannot be motivated by personal gain. You should not knowingly place yourself in a position that has the appearance of being, or could be construed to be, in conflict with the interests of the company.

Following are guidelines on certain conflict of interest situations:

1. Providing Gifts and Entertainment. Cash or cash-equivalent gifts (for example, AmEx or Visa gift cards) may not be provided by an employee directly or indirectly to any person or enterprise. Non-cash gifts (for example, store or restaurant gift certificates/cards) and entertainment, which support a valid business purpose, may be provided if they are (a) consistent with customary business practice, (b) not of significant value, (c) not in violation of applicable law, and (d) not embarrassing to Sensata or the recipient if publicly disclosed.

2. Receiving Gifts or Entertainment. Cash or cash-equivalent gifts (for example, AmEx or Visa gift cards) may not be accepted by an employee, or employee’s family member, at any time. Non-cash gifts received (other than gifts of a nominal value such as holiday baskets) must be turned over to the Company for appropriate action or for donation by the Company to an appropriate charity. Normal business entertainment, such as lunch, dinner, social invitations and the like, is appropriate if reasonable and customary in nature and not of significant value, provided the purpose of such meeting or event is to hold bona fide business discussions or to foster better business relations.

3. Interests in Other Businesses. You should avoid any situation in which you or a family member might profit personally, or give the appearance of profiting personally, from Sensata’s relationship with its customers or suppliers. This includes situations where you or a family member has a financial interest in any enterprise which does, or seeks to do, business with Sensata. Insignificant holdings of publicly traded companies do not constitute a conflict of interest. In certain circumstances, the Board of Directors may be required to review and approve related party transactions.

4. Outside Activities. You should not engage in “freelance”, “moonlighting” or other activities that interfere with the time or attention you devote to your job duties, adversely affect the quality of your work, compete with Sensata’s activities, imply sponsorship or support by Sensata, or adversely affect the good name of Sensata. Employees who freelance or moonlight may not use Sensata time, facilities, resources or supplies for such work.

B. Unfair Practices in International Business. Employees of Sensata should respect the laws, customs and traditions of each country in which they operate, but should also, at the same time, engage in no act or course of conduct which, even if legal, customary and accepted in any such country, could be deemed to be in violation of the accepted business ethics of Sensata or the laws of the United States. Under the U.S. Foreign Corrupt Practices Act (“FCPA”), it is unlawful for any employee to directly, or indirectly through an agent or middleman, give anything of value to foreign government officials, foreign political parties or officials or foreign candidates for public office for the purpose of obtaining or retaining business for the Company. All of Sensata’s subsidiaries and employees, whether or not located in the United States, are subject to the FCPA. You should contact the Law Department if you have any questions regarding a specific situation.

C. Government Relations. If you are engaged in business with a governmental body or agency you must make yourself aware of, and abide by, the specific rules and regulations relating to relationships with public agencies. You must also conduct yourself in a manner that avoids any actions that might be perceived as attempts to influence public officials in the performance of their official duties.

D. Relations with Vendors. Employees of Sensata are expected to maintain an acceptable relationship with all vendors as it pertains to business conduct between Sensata and the vendor. You must treat all vendors with respect, fairness, and honesty, and may not take undue advantage of a vendor by utilizing Sensata’s overall influence. You must avoid self-authorized company relationships with vendors who are relatives, close friends and/or one with whom a prior close relationship exists. Former employees are not allowed to sell finished goods, services, component parts, supplies or other material to Sensata for a period of five (5) years unless the Chief Executive Officer agrees to such activity in writing.

II. Compliance with Laws

Sensata will respect all laws and regulations that apply to our business. To protect yourself and the Company, you need to do the same. Unlawful conduct is strictly prohibited and no employee will be permitted to achieve results on behalf of the Company at the cost of violations of the law through unscrupulous dealings. You may not use a consultant or contractor to do something prohibited by law or Sensata policy. Below are references to several important laws that you should know about. This list is not exhaustive and if you have any questions about the application of the law anywhere in the world, you should consult with the Law Department.

A. Securities Laws and Insider Trading. Sensata is generally required by law to make prompt public disclosure of material information regarding the Company. This is information that if publicly known would likely affect investor decisions concerning our securities. There may be occasions when you become aware of material information that has not yet been released to the public. In that case, until the information is publicly disclosed, you must hold the information in strict confidence and you are forbidden by law from buying or selling Sensata securities or the securities of others, based on the information. Material information is generally publicly disclosed by the Company in press releases or filings with the US Securities and Exchange Commission (“SEC”).

B. Antitrust Laws. The United States and many foreign governments have antitrust or “competition” laws. The purpose of these laws is to ensure that markets for goods and services operate competitively and efficiently. Sensata supports free and open competition and compliance with the applicable antitrust laws intended to promote competition. It is beyond the scope of this Code to describe the antitrust laws in detail. They prohibit, for example, agreeing with competitors to fix prices, limit production, or divide markets, customers or territories. They also prohibit making agreements with customers on their resale prices of Company products. Because this area is so complex, if you are ever in doubt about whether a transaction may violate antitrust laws, please consult the Law Department.

C. Sanctions, Boycotts and Trade Embargoes. The United States government uses economic sanctions, boycotts and trade embargoes to further various foreign policy and national security objectives. Whether or not you are located in the United States you must abide by all economic sanctions or trade embargoes that the United States has adopted. Inquiries regarding compliance with applicable sanctions, boycotts and trade embargoes should be directed to the Law Department.

D. Sexual Harassment. The Company is committed to maintaining a collegial work environment in which all individuals are treated with respect and dignity. In keeping with this commitment, the Company will not tolerate any acts of sexual harassment.

E. Equal Employment Opportunity. The Company is committed to making employment-related decisions, and administering its personnel policies, without regard to race, color, religion, sex, sexual orientation, age, national origin, or physical or mental disability. Sensata encourages employees to bring any problem, violation or concern regarding equal employment opportunity to the Human Resources Department.

F. Drug Free Workplace. To ensure safety and to uphold applicable laws, Sensata prohibits the unlawful manufacture, distribution, possession use or sale of a controlled substance or alcohol at any Company facility.

G. Health, Safety and Environmental Laws. Health, safety and environmental responsibility are fundamental to Sensata’s values. Sensata is committed to maintaining a healthy and safe work environment and to conducting its business in an environmentally responsible manner in compliance with all applicable laws. If you ever notice any potential health, safety or environmental hazards or opportunities to improve Sensata’s practices, please notify your manager or the Safety Department at once.

III. Protection and Use of Company Assets

Proper protection and use of Company assets are fundamental responsibilities of each employee. You must comply with appropriate policies and practices to safeguard assets against unauthorized use or removal, as well as against loss or injury to the Company by criminal act, breach of trust or other action.

A. Company Property and Facilities. You are responsible for the proper use and care of Company property that you use or over which you have control, including buildings, equipment, tools, supplies, materials, hardware and software, and the reputation of the Company. Company property should not be used for personal benefit, sold, loaned, or otherwise disposed of without proper authorization. Expenditure of Company funds should at all times be prudent, reasonable, necessary to the business of the Company and in accordance with applicable laws and Company policies.

B. Confidential Information. The Company’s continued success depends on developing knowledge and using that knowledge to improve our business. This knowledge, sometimes known as trade secrets or confidential information, must be protected. Examples include research and development plans, manufacturing methods, financial data, supplier and customer information, and any other sensitive or proprietary information. You have an obligation to safeguard confidential information by:

•	Keeping it secure.

•	Discussing it only with other Sensata employees who have a need to know in order to do their job.

•	Not discussing it in public.

•	Only disclosing it outside of Sensata if you have the required permission to do so and the party receiving the information has signed a confidentiality agreement.

•	Consulting with the Law Department if you know of any developments that may be eligible for protection by patent or trademark.

When your employment ends, your obligation to protect Sensata confidential information continues, you may not use confidential information in any other endeavor and all property and confidential information held by you must be returned.

C. Assets of Other Companies. You must never use any illegal or unethical methods to gather information about other companies. Respect the proprietary rights of others, including patents, copyrights and trademarks. Stealing or possessing confidential information or trade secret information that was obtained without the owner’s consent, or persuading past or present employees of other companies to disclose confidential information or trade secrets is prohibited. If information is obtained by mistake, or if you have any questions about the legality of how you are gathering information, please consult the Law Department.

D. Accurate Business Records and Reporting. Sensata requires truthful and accurate recording and reporting of information in order to make sound business decisions as well as to satisfy our reporting obligations under the law. Under the law, Sensata is required to keep books and records that fully, fairly, accurately and timely reflect all transactions and other events that are the subject of specific regulatory record keeping requirements, including generally accepted accounting principles and other applicable rules, regulations and criteria for preparing financial statements. All Company financial records must accurately and clearly represent the relevant facts and the true nature of transactions. Under no circumstances may there be any unrecorded liability, funds or accounts of the Company, or any improper or inaccurate entry knowingly made on the books and records of the Company. No payment on behalf of the Company may be approved or made with the intention, understanding or awareness that any part of the payment is to be used for any purpose other than that described by the documentation supporting the payment. Intentional accounting misclassifications (for example, expense versus capital) and improper acceleration or deferral of expenses or revenues are prohibited. The Company has developed and maintains a system of internal controls to provide reasonable assurance that transactions are executed in accordance with management’s authorization, are properly recorded and posted, and are in compliance with regulatory requirements. The system of internal controls within the Company includes written policies and procedures, budgetary controls, supervisory review and monitoring and other checks and balances. You are expected to be familiar with, and adhere strictly to, those control principles that apply to your job. Responsibility for compliance with these principles rests with all employees, and not solely with the Company’s accounting and finance personnel. Because the integrity of the Company’s external reports to investors and the SEC depends on the integrity of the Company’s internal reports and record keeping, you must adhere to the highest standards of care with respect to internal records and reporting. Sensata is committed to full, fair, accurate, timely and understandable disclosure in the periodic and other reports required to be filed by it with the SEC, and it expects you to work diligently toward that goal.

Any employee who believes the Company’s books and records are not in compliance with these requirements may report the matter to the Vice President and General Counsel or to a member of the Audit Committee of the Board of Directors of the Company. In addition, any employee may access the Sensata Ethics Hotline by following the instructions posted on the Sensata Intranet and on bulletin boards in Sensata facilities.

E. Document Retention. Because the space available for storage of paper and electronic documents is limited and expensive, the periodic disposal of documents may become necessary. However, there are legal requirements that certain records be retained for specific periods of time. Before disposing of documents, you must make sure that you are in compliance with the applicable Company records retention policies or practices. If you are unsure of your document retention obligations, please consult with your leader or the Law Department. In addition, any documents relevant to a threatened or actual lawsuit, investigation or charge may not be discarded, concealed, falsified, altered, or otherwise made unavailable once you become aware of the existence of the actual or threatened lawsuit, investigation or charge. Questions regarding your obligations should be directed to the Law Department.

F. Electronic Communications. You are responsible for using the Company’s electronic information and communications systems, including facsimile, voice mail, electronic mail, internet, laptop and personal computer systems (“Systems”), properly and in accordance with Company policy. Generally speaking, you should be aware of the following:

•	The Systems, and all communications, memoranda, files or other data created, uploaded, downloaded, sent, accessed, received or stored on any System (“Messages”), are Company property.

•	Except for minimal incidental and occasional personal use, the Systems are for Sensata business use. Pornography and computer games are prohibited.

•	You should not have an expectation of privacy in any Messages you create, upload, download, send, receive or store as they may be monitored by Sensata at any time.

•	Messages should not contain content that may be considered offensive, disruptive, defamatory or derogatory.

•	“Hacking” into Sensata Systems to which you do not have access or into computer systems of third parties is prohibited

G. Litigation and Claims. Sensata, like all large businesses, is sometimes involved in disputes that may result in claims or litigation. If you ever receive a legal document related to Sensata, such as a summons, complaint, subpoena or discovery request, whether from a governmental agency or otherwise, you must immediately contact the Law Department to ensure an appropriate and timely response. Do not respond to any request, answer any questions or produce any documents without first discussing with the Law Department. Also, it is not appropriate to attempt to list legal matters or pending litigation in vendor or supplier qualification forms, RFPs or RFQs, or in any questionnaires. Under no circumstance should you ever threaten or initiate legal action on behalf of Sensata.

H. Political Process. The Company encourages employees to participate in the political process. However, because the political process is highly regulated, you should be aware of the following limitations:

•	The Company is generally prohibited from making donations of funds, property or services to candidates for public office.

•	Any political activities or donations must be on your own time and at your own expense and you may not utilize company resources or Systems for political purposes.

•	If you are involved in politics, please be sure you express your views as an individual, and not as a representative of Sensata.

IV. Administration of the Code

A. Reporting Violations Under the Code. If you have any information or knowledge regarding any actual or suspected violation of the Code, you are required to contact your leader, the Compliance Officer or you may access the Sensata Ethics Hotline by following the instructions posted on the Sensata Intranet and on bulletin boards in your facility. You may also contact your Human Resources representative or the Compliance Officer for assistance in accessing the Sensata Ethics Hotline. Reports may be made on an anonymous basis.

B. Reporting Concerns Regarding Accounting or Auditing Practices. If you have any information or knowledge regarding questionable accounting practices or auditing matters, you may notify the Audit Committee of the Board of Directors, or you may access the Sensata Ethics Hotline by following the instructions posted on the Sensata Intranet and on bulletin boards in your facility.

C. Retaliation Prohibited. Sensata prohibits any form of retaliation against an employee for reporting in good faith a suspected violation of the Code or for assisting in a violation investigation. Every report of a suspected violation will be treated as confidential to the extent practical or allowed by law. Any employee who is found to have engaged in retaliation against an employee for raising, in good faith, a suspected violation or for participating in the investigation of a suspected violation may be subject to discipline, up to and including termination of employment, without additional warning. If any employee believes he or she has been subjected to such retaliation, that individual is encouraged to report the situation as soon as possible to the Sensata Ethics Hotline, Compliance Officer or to the Law Department.

D. Violations of the Code. Adherence to the Code is the responsibility of each employee of the Company and is a condition of continued employment. A violation of the Code may result in appropriate disciplinary action up to and including termination of employment, without additional warning. Nothing in the Code prohibits or restricts the Company from taking disciplinary action on any matters relating to employee conduct, whether or not expressly discussed in the Code. The Code does not create any express or implied contract, including an employment contract, with any employee.

E. Waivers. Waivers and interpretations of the Code with respect to executive officers and directors of the Company may only be granted by the Board of Directors of the Company, or an authorized committee of the Board.